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JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609-7732 jgoodman@vedderprice.com	CHICAGO • NEW YORK • WASHINGTON, DC • LONDON • SAN FRANCISCO

October 31, 2013

VIA EDGAR

Mr. Vince DiStefano

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)

Registration Nos. 333-05265 and 811-07655

Dear Mr. DiStefano:

On behalf of the Registrant, this letter is a supplemental response to the correspondence submitted by the Registrant on October 25, 2013 in regard to comments you relayed during our telephone conference on October 7, 2013 regarding the Registrant’s Post-Effective Amendment No. 71 to its Registration Statement on Form N-1A filed on August 22, 2013 (the “PEA”), pursuant to Rule 485(a)(2) under the Securities Act of 1933, filed for the purpose of registering shares of a new series of the Trust, the Driehaus Micro Cap Growth Fund (the “Fund”). As you requested, this letter is being filed via EDGAR.

Comment: In connection with the use of a predecessor partnership’s past performance, please file the predecessor partnership’s audited financial statements for the past two years and an unaudited balance sheet, as of a date not more than 90 days prior to filing, as exhibits to the registration statement. Also, in the Financial Highlights, please include financial information regarding the predecessor partnerships.

Response: As noted in the Registrant’s response dated October 25, 2013, the Registrant believes it is potentially misleading and could obscure or impede the understanding of the performance information presented in the Fund’s prospectus to include financial information of the predecessor partnership(s) in the prospectus or as exhibits to the Registration Statement because that information does not reflect the estimated expenses of the Fund as required by the

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

Mr. Vince DiStefano

October 31, 2013

MassMutual Letter (hereafter defined). The Registrant also notes that providing the financial information for the predecessor partnership(s) is not required under the no-action letter issued to MassMutual Institutional Funds (Pub. avail. Sept. 28, 1995) (the “MassMutual Letter”). In addition, the Registrant is not aware of any other registrants following this practice so that, if the Fund were to include the financial information of the predecessor partnership(s), it would be likely to confuse investors. Accordingly, for the reasons stated above, the Registrant respectfully declines to include financial information of the predecessor partnership(s) in the prospectus or as exhibits to the Registration Statement.

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If you have any questions regarding this response, please call me at (312) 609-7732.

Very truly yours, /s/ Jennifer M. Goodman

JLG/sfs

cc:	Michelle L. Cahoon

Michael Kailus

Cathy G. O’Kelly

Karin J. Flynn